1001 Fleet Street • Baltimore, Maryland 21202	TEL: (410) 843-6200

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

April 18, 2007

RE:	Educate, Inc. Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

File No. 000-50952

Dear Mr. Spirgel,

This letter is in response to your comment letter dated April 5, 2007 concerning Educate, Inc. (“Educate” and the “Company”).

Note 16. Quarterly Financial Data, page 72

1.	Based upon your disclosures in Note 16 and your response letter dated March 26, 2007 on your Form 8-K dated March 13, 2007, we have the following comment. It is unclear how you can conclude that the quarterly reports should no longer be relied upon and conclude that the quarterly data in the Form 10-K should be labeled restated, but conclude the effect of the change is immaterial to the quarterly reports. Given the manner in which you elected to report the error correction, it in unclear to us why you did not provide the disclosures required by SFAS 154 in the Form 10-K. Please revise to disclose the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented. Your presentation should be in tabular form to assist the reader in evaluating your adjustments and their impact.

Response: We will amend our Form 10-K by replacing the current disclosure in Note 16 with the revised Note 16, as presented below:

16.	Quarterly Financial Data (Unaudited, dollars in thousands, except per share data)

The unaudited consolidated quarterly financial information presented below has been prepared on the same basis as the consolidated financial statements and includes all adjustments necessary to state fairly the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

During the fourth quarter of 2006, as a result of the Company’s identification of a revenue recognition material weakness related to cut-off, the Company performed a review of the timing of revenue recognition for product shipments by the Educate Products segment for each of the quarters during 2006. As a result of the review, management concluded that an error was made in the quarter ended June 30, 2006 through the recordation of revenue and cost of goods sold on certain shipments of product prior to the time that title was transferred to the customer as specified by customer terms. As a result of this error, revenue and cost of goods sold in the amount of $3,467 and $1,024 respectively, originally recorded in the quarter ended June 30, 2006, should have been recorded in the quarter ended September 30, 2006. The impact of the error on the Company’s financial condition at June 30, 2006, including current assets, liabilities and stockholders’ equity was not material and the error had no effect on cash or total operating cash flows.

Mr. Larry Spirgel

United States Securities and Exchange Commission

April 18, 2007

The following tables present the impact of the error on previously reported amounts:

	Quarter Ended June 30, 2006
	(As Restated)	(As Previously Reported)	Increase (Decrease)
Net revenues	$99,024	$102,491	$(3,467)
Cost of goods sold	2,783	3,807	(1,024)
Operating income (loss)	10,519	12,962	(2,443)
Income tax (expense) benefit	(2,967)	(3,950)	(983)
Income (loss) from continuing operations	4,409	5,869	(1,460)
Net income (loss)	$2,819	$4,279	$(1,460)
Net income (loss) per share - basic	$0.07	$0.10	$(0.03)

Net income (loss) per share - diluted	$0.06	$0.10	$(0.04)

	Quarter Ended September 30, 2006
	(Restated)	(As Previously Reported)	Increase (Decrease)
Net revenues	$84,787	$81,320	$3,467
Cost of goods sold	6,538	5,514	1,024
Operating income (loss)	1,850	(593)	2,443
Income tax (expense) benefit	(2,373)	(1,390)	983
Income (loss) from continuing operations	(3,824)	(5,284)	1,460
Net income (loss)	$(7,022)	$(8,482)	$1,460
Net income (loss) per share - basic	$(0.16)	$(0.20)	$0.04

Net income (loss) per share - diluted	$(0.16)	$(0.20)	$0.04

The following tables present certain quarterly information for each of the eight quarters ended December 31, 2006. The 2006 table has been restated to correct the error discussed above.

	Quarter Ended
2006	March 31	June 30	September 30	December 31
		(Restated)	(Restated)
Net revenues	$92,925	$99,024	$84,787	$77,932
Instructional and franchise operations costs	68,081	69,920	61,043	67,097
Cost of goods sold	4,155	2,783	6,538	7,024
Operating income (loss)	5,915	10,519	1,850	(12,340)
Income tax (expense) benefit	(870)	(2,967)	(2,373)	5,565
Income (loss) from continuing operations	1,360	4,409	(3,824)	(10,629)
Discontinued operations, net of tax and loss on disposal	1,973	(1,590)	(3,198)	(390)

Net income (loss)	$3,333	$2,819	$(7,022)	$(11,019)

Net income (loss) per share - basic	$0.08	$0.07	$(0.16)	$(0.26)

Net income (loss) per share – diluted	$0.08	$0.06	$(0.16)	$(0.26)

Weighted average shares (in thousands):
Basic	42,751	42,917	42,981	43,080
Diluted	43,844	43,758	42,981	43,080

Mr. Larry Spirgel

United States Securities and Exchange Commission

April 18, 2007

	Quarter Ended
2005	March 31	June 30	September 30	December 31
Net revenues	$82,495	$92,735	$78,540	$76,644
Instructional and franchise operations costs	52,735	53,763	51,948	58,661
Cost of goods sold	3,916	4,233	3,601	4,330
Operating income	12,621	22,273	10,314	437
Income tax expense	4,157	7,188	3,189	215
Income (loss) from continuing operations	6,782	11,728	5,204	(1,703)
Discontinued operations, net of tax	711	(1,750)	(2,537)	(3,030)

Net income (loss)	7,493	9,978	2,667	(4,733)

Net income (loss) per share - basic	$0.18	$0.23	$0.06	$(0.11)

Net income (loss) per share – diluted	$0.17	$0.23	$0.06	$(0.11)

Weighted average shares (in thousands):
Basic	42,586	42,598	42,672	42,725
Diluted	44,022	44,010	44,166	44,016

The table above presents quarterly information as if Education Station had been classified as a discontinued operation as of January 1, 2005. Results for the quarter ended September 30, 2006 include the disposal of Education Station. Discontinued operations are more fully discussed in Note 2.

Results for the quarter ended June 30, 2005 included $1,500 of expense related to the substantial modification of our term debt facility.

Results for the quarter ended March 31, 2006 included $1,100 of expense related to the refinancing of our credit facility, which is more fully discussed in Note 6.

During the quarter ended September 30, 2006, the Company recorded a valuation allowance of approximately $1,700 to fully reserve certain historical net state deferred tax assets due to uncertainty surrounding the future realization of these state tax benefits because of declines in operating results.

We will file a Form 10-K/A including the supplemental disclosure once we have received confirmation of your agreement with our proposed revised disclosure.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions regarding this letter. Thank you.

Very truly yours,

/s/ Kevin E. Shaffer
Kevin E. Shaffer
Chief Financial Officer
Educate, Inc.